Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

03007342

SUPPL

RECD S.E.C.
FEB 26 2003
1086

Basel, 26 February 2003

Roche completes realignment around two core businesses and posts strong operating results for 2002; consolidated figures include significant one-time charges

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

- The sale of the Vitamins Division, legal settlements with US customers in the vitamin case and an impairment on Roche's equity portfolio result in significant one-time charges and a consolidated net loss of 4.0 billion Swiss francs
- Sales by core Group businesses up 9% in local currencies and 3% in Swiss francs
- Both core businesses grow faster than the market in local currencies: Pharma +9%, Diagnostics +11%
- Excluding special items, operating profit increases 22% in local currencies (+12% in Swiss francs) to 5.0 billion Swiss francs and margins improve again
- Gross cash flow reaches a strong 7.7 billion Swiss francs on an adjusted basis; ratio of equity to total assets a solid 40%
- Board will propose increasing dividend by 12% to 1.45 Swiss francs
- Roche Group expects double-digit sales growth in local currencies and stable operating profit margin in 2003

Commenting on the full-year results for 2002, Roche Chairman and CEO Franz B. Humer said, 'Two very different sets of developments had a major impact on the Group's financial results for 2002. While our core Pharmaceuticals and Diagnostics Divisions performed strongly, posting above-market growth rates and further increases in profitability, vigorous action to address significant unresolved issues from the past resulted in the Group's reporting a substantial net loss. It is all the more unfortunate that we are having to report substantial charges at this time, as 2002 was a year in which we achieved some strategic and operating milestones with our successful realignment around two core businesses.'

dlw 3/12

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88 Fax 061 - 688 27 75

Key figures in millions of CHF

	Figures reported in the consolidated financial statements				Figures reported on an adjusted basis[a]			
	2002	2001	% Change in loc. cur.	% Change in CHF	2002	2001	% Change in loc. cur.	% Change in CHF
Sales	29,725	29,163	+8	+2	26,545	25,761	+9	+3
EBITDA[b]	6,032	6,438	+4	-6	7,721	7,211	+16	+7
Operating profit	1,335	3,247	-44	-59	4,965	4,438	+22	+12
Net income	-4,026	3,697	-	-	3,808	4,562	-	-17
Diluted EPS[c] (CHF)	-4.80	4.37	-	-	4.49	5.38	-	-17
Dividend per share[d] (CHF)	1.45	1.30	-	+12	1.45	1.30	-	+12

[a] The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only continuing businesses.
[b] EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment.
[c] The number of shares and all per-share information in 2001 is restated for the 100:1 split of shares and non-voting equity securities that took place on 4 May 2001.
[d] 2002 dividend as proposed by the Board of Directors.

Roche Group

While continuing with the successful expansion of the pharmaceuticals and diagnostics businesses, Roche also made it one of the primary objectives in 2002 to address a number of unresolved issues relating to the Vitamins Division, ongoing litigation and the impact of the stock market situation on the financial assets. Last year Roche resolved many of these challenges, giving it the flexibility and room for manoeuvre it needs to strengthen the company in the long term. However, some of the measures adopted involved taking substantial one-time charges in the financial statements for 2002.

The provisions recorded and announced last autumn for settling litigation, primarily with US customers, in the vitamin case were increased by 570 million to 1,770 million Swiss francs. Roche believes this amount will cover all outstanding claims by direct and indirect customers in the United States.

As announced at the beginning of February, impairment charges had to be posted in connection with the sale of the Vitamins Division, while the merger of Nippon Roche with Chugai yielded a net gain. Together, these two transactions resulted in a net charge of 1,064 million Swiss francs.

Impairment charge on financial assets

The large equity holdings that earned significant returns for Roche in the 1990s involve risks that are making themselves felt in today's turbulent market environment. As a result of stock market developments over the past two years, the carrying value of Roche's equity portfolio, which consists primarily of Swiss SMI securities, has declined sharply. In line with an anticipated change in International Financial Reporting Standards (IPRS), Roche decided to revise its accounting policy and charge impairment losses on financial assets to income if the assets' market value remains at least 25%

below original cost for a period of more than six months. As a result of this policy decision, accumulated unrealised investment losses totalling 5,192 million Swiss francs at the end of 2002 have been recognised in the income statement.

In the first half of 2002, Roche recorded a provision of 778 million Swiss francs in respect of a lawsuit involving Genentech. In June 2002 a California superior court jury awarded City of Hope Medical Center 500 million US dollars in additional royalties and punitive damages for Genentech's alleged breach of an agreement signed with City of Hope in 1976, i.e. before Roche acquired an interest in Genentech. Genentech has appealed the jury's verdict and damages award.

Consolidated net loss of 4 billion Swiss francs

For the reasons stated above, Roche is reporting a consolidated net loss of 4,026 million Swiss francs for 2002, despite the improved performance of the Group's operating businesses. Even after this corrective action, Roche remains solidly financed, with a ratio of equity to total assets of 40%. The Group's financial health is also reflected by its continued strong gross cash flow of Pharma and Diagnostics, which last year reached a record 7.7 billion Swiss francs. Based on the excellent operating result, the Board of Directors will propose to the Annual General Meeting that the dividend be increased by 12% to 1.45 Swiss francs per share and non-voting equity security.

To facilitate comparisons with 2001, Roche is once again transparently reporting its results on both a consolidated and an adjusted basis; the adjusted figures exclude one-time special items and include only continuing businesses. The principles followed in compiling the Group's adjusted results have remained unchanged since 1999 and are explained in detail in the annex.

Consolidated net income of 3.8 billion Swiss francs excluding special items

Excluding special items, consolidated net income came to 3.8 billion Swiss francs, i.e. 17% less than in the previous year. A drop in net financial income and a higher tax charge, which reflects the fact that operating income now accounts for a higher proportion of total income than it has in the past, were the two main factors for the decline. The appreciable fall in financial income, to 736 million Swiss francs, was due primarily to lower gains from equity investments as a result of negative developments on world financial markets.

Pharmaceuticals and Diagnostics sales growth outstrips global average

Of decisive importance for the Group's future outlook is the fact that Roche achieved its operational goals for 2002 and significantly strengthened its core pharmaceuticals and diagnostics businesses. Sales of prescription medicines increased 10% in local currencies, well ahead of the global market average (7%). This growth was driven mainly by the strong oncology portfolio, which last year surpassed the five-billion Swiss franc mark, with an additional boost coming from the integration of Chugai. 2002 was

another successful year for Roche's Diagnostics Division. With sales up 11% in local currencies, Roche Diagnostics – the world's number one in in-vitro diagnostics – further extended its lead over its competitors and outpaced the global market by a clear margin. Sales by each business area and in each of the division's geographic regions grew ahead of the market. In February 2003, in a move aimed at enhancing its innovative strengths and market presence in diabetes care, Roche made a tender offer to acquire the Swiss medical device supplier Disetronic, the world's second-biggest manufacturer of insulin pumps.

Significant improvement in profitability

Roche is especially pleased with the continued increase in profitability. The margins show a steady improvement in the return on sales of prescription medicines. This has been driven largely by sales of Roche prescription drugs, which last year generated an operating profit margin of 25%. In 2002 Genentech's operating profit margin increased more than nine percentage points to almost 12%. Roche is thus moving steadily towards its medium-term goal of achieving an operating profit margin for Pharmaceuticals that approaches 25%. The Diagnostics Division's operating profit margin also improved, from 14.4% to 15.6%, and is thus on track to reach the target of just over 20% by 2006. This was paralleled by a further improvement in EBITDA margins, which rose to 27.4% in Diagnostics and to 31.0% – a high figure for the sector – in Pharmaceuticals.

Outlook for 2003

Roche expects both Diagnostics and Pharmaceuticals to contribute double-digit increases in sales and operating profit in local currencies, and expects the operating profit margin for the Group as a whole to remain stable. The Pharmaceuticals Division remains committed to raising its operating profit margin towards 25% in the next two years. Roche Diagnostics continues to target an operating margin of slightly better than 20% by 2006. Given the volatility of financial and stock markets, it is impossible at present to predict the level of financial income in 2003. The measures initiated in the financial area will, however, give Roche greater flexibility.

Pharmaceuticals Division

Double-digit growth in prescription drugs

Key figures[1]	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	19,306	+2	+9	
Prescription medicines	17,754	+3	+10	
OTC	1,552	-7	-2	
EBITDA	5,982	+7	+15	31.0
Operating profit	4,082	+11	+21	21.1
Research and development	3,451	+11	+17	17.9
Employees	44,901	+14		

[1] On an adjusted basis. Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

Sales by the Pharmaceuticals Division in 2002 amounted to 19,306 million Swiss francs. At 9% in local currencies, sales growth was ahead of the global market average. This translated into 2% in Swiss franc terms, owing to the strength of the franc against the Group's key trading currencies. On an adjusted basis, operating profit totalled 4,082 million Swiss francs. At 21.1%, the operating profit margin was 1.6 percentage points higher than in the previous year. This improvement was due mainly to increased sales of Roche prescription medicines and the positive impact of restructuring measures initiated in 2001 and completed in 2002. At the end of 2002 Roche for the first time had a drug that generated annual sales in excess of 2 billion Swiss francs plus four medicines generating annual sales of more than 1 billion francs each. Divisional EBITDA totalled 5,982 million Swiss francs, or 31.0% of sales, compared with a margin of 29.7% in 2001.

In 2002 worldwide sales of Roche prescription medicines (i.e. divisional sales excluding OTC) totalled 17,754 million Swiss francs. Growth was 10% in local currencies, well ahead of the global market average (7%). In Swiss francs, sales growth came to 3%. On an adjusted basis, operating profit amounted to 3,838 million Swiss francs. The operating profit margin rose further, to 21.6%, after a 19.7% margin the previous year. EBITDA totalled 5,694 million Swiss francs, or 32.1% of sales, compared with 30.6% in 2001. Prescription sales growth was driven mainly by the Group's oncology products[1], sales of which rose 33%[2] to over 5 billion Swiss francs, as well as by the integration of Chugai. North American sales of prescription products continued to grow at a double-digit rate, fuelled by Roche's strong oncology franchise. The sharp upturn of over 80% in sales in Japan was due mainly to the consolidation of Chugai since 1 October 2002. This new alliance has catapulted Roche to number five in the world's second-largest pharmaceuticals market. Sales growth in Europe was in the mid-single-digit range. Latin American sales were affected by the region's macroeconomic difficulties but declined slightly less than

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.
[2] All growth rates in local currencies.

the market as a whole. Sales in all other regions showed high single-digit growth.

Chugai – the fourth-biggest sales force in the world's second-biggest pharmaceuticals market

The merger of Nippon Roche and Chugai has created the fifth-largest pharmaceuticals company and the fourth-largest sales force in Japan. This provides powerful leverage for Roche products in this key market. Moreover, Chugai has one of the biggest development organisations in Japan, a factor that will help us to launch products rapidly in the coming years. Shortly after the Roche–Chugai alliance was announced, the two partners signed a research agreement covering the development of common technology platforms to facilitate and advance research projects. Chugai's management has set itself ambitious goals: by the end of 2005 it intends to raise sales to roughly 315 billion yen and achieve an operating profit margin of 20% (based on Japanese GAAP). The first restructuring steps were initiated at the beginning of 2003 with the sale of factories and the consolidation of research facilities.

Lead in oncology extended – sales exceed 5 billion Swiss francs

In 2002 Roche reinforced its position as the world leader in oncology, with the Group's anticancer medicines delivering over 5 billion Swiss francs in sales. Roche's largest and fastest-growing therapeutic area now accounts for nearly one third of total prescription drug sales. The products leading the oncology portfolio – MabThera/Rituxan, Herceptin and Xeloda – have only been on the market for a few years, and all three have been shown to extend patient survival. In 2002 Roche further strengthened its oncology pipeline through alliances with companies such as Antisoma, Kosan and Beaufour Ipsen. MabThera/Rituxan, the first humanised monoclonal antibody for non-Hodgkin's lymphoma (NHL), posted sales of 2.3 billion Swiss francs, making it Roche's top-selling prescription medicine. Thanks to strong demand for the medicine, both for indolent and for aggressive NHL, MabThera/Rituxan became the number-one branded anticancer product in the United States and number two worldwide. Roche is actively pursuing development of MabThera/Rituxan for the treatment of rheumatoid arthritis. Sales of Herceptin, a monoclonal antibody for targeted therapy of advanced breast cancer, rose 33% to over 1 billion Swiss francs. Sales of Xeloda – a drug for the treatment of breast and colorectal cancer – also soared in 2002, posting an 82% rise to 444 million Swiss francs. Phase III development of the anticancer medicines Tarceva and Avastin is progressing as planned, and the results of clinical trials are expected before the end of 2003. Sales of Kytril, a potent antiemetic used to control nausea and vomiting in chemotherapy patients, returned to growth in 2002, increasing 12% to 451 million Swiss francs. In August the product was approved by the US regulatory authority (FDA) for the prevention and treatment of postoperative nausea and vomiting. A marketing application for Bondronat, a third-generation bisphosphonate, was filed as planned in Europe for the treatment of metastatic bone disease in breast cancer patients. A decision on the filing is expected in the fourth quarter of 2003. Bondronat is currently used to manage hypercalcemia (abnormally elevated levels of calcium in the blood) in cancer patients.

Anemia – therapeutic spectrum expanded

Sales of NeoRecormon and Japanese sales of Epogin rose to a combined total of 1.2 billion Swiss francs, a double-digit gain of 67%. NeoRecormon is a leading product for anemia in patients with cancer or renal disease. In 2002 Roche submitted a European marketing application for a once weekly, needle-free version of NeoRecormon for patients with chronic renal failure. This product is also increasingly being prescribed for cancer patients, thanks in part to European approval in the second half of the year of a once-weekly dosing schedule in some oncological indications.

Transplantation – CellCept delivers strong growth

In early 2002 CellCept became the top-selling branded product in the United States for preventing organ rejection. Total sales rose 18% for the year to nearly 1.2 billion Swiss francs. This medicine is a recognised cornerstone of potent, low-toxicity immunosuppressive regimens. Sales of Zenapax, which is used in combination with CellCept to prevent acute transplant rejection, grew 6%. In April Roche strengthened the transplantation portfolio by signing an agreement with Isotechnika to co-develop its novel immunosuppressant ISA 247.

Virology – moving towards leadership

Pegasys, a new-generation interferon for chronic hepatitis C, met all its filing and approval targets in 2002. The product received US regulatory approval in October for monotherapy and in December for use in combination with Copegus, Roche's proprietary ribavirin product. Centralised approval of the monotherapy and combination regimens was granted in the European Union in the summer. Pegasys was then swiftly launched in Germany, the United Kingdom and other EU markets and within months had already gained a strong market share position. The Japanese filing for the monotherapy indication has been given fast track review status. Pegasys has been approved in 68 countries worldwide. The dispute with ICN Pharmaceuticals and Ribapharm over ribavirin patents was settled in January 2003.

The HIV protease inhibitors, Viracept, Invirase and Fortovase, posted combined sales of 501 million Swiss francs in 2002. Although this class of medicines is still the mainstay of many HIV regimens, sales declined 21%. An intensely competitive market and discounts offered to developing countries were mainly responsible for the decrease. Positive new clinical data led to a fourth-quarter increase in combined sales of Invirase and Fortovase, particularly in the important US market. In the summer findings from a phase III trial showed Fuzeon (T-20), the new HIV medicine, to be even more effective than anticipated in patients infected with resistant strains of HIV. Marketing applications for the drug, the world's first fusion inhibitor, were filed in September in the United States and Europe; Roche is developing Fuzeon in partnership with Trimeris. The US and European authorities have granted Fuzeon fast track review status, and Roche anticipates positive decisions on both filings within the next few months. Production of Fuzeon is extremely complex, and the manufacturing facilities are working around the clock to ensure that supplies will be available to the greatest possible number of patients once the product is approved.

Other key products – Rocephin generates over 1.5 billion Swiss francs in sales

Sales of Rocephin were down slightly from the previous year, declining 2% as a result of generic erosion in Europe and last year's relatively mild flu season. Even after 20 years on the market, Rocephin still remains the injectable antibiotic of choice, with sales in 2002 again exceeding 1.5 billion Swiss francs. Sales of Roaccutan/Accutane for severe acne decreased 16% to 911 million Swiss francs. The decline was due primarily to tighter prescribing restrictions in the United States. Although Roaccutan/Accutane went off patent in the United States, its biggest market, in February, it did not face any competition from generics there until late in the second half of the year. In November and December the FDA granted licences for two generic versions of the product. Sales of Xenical, the world's leading medicine for weight loss and weight control, were down 16%, in line with the overall decline in this market segment. Data submitted to regulators in the first half of 2002 on the role of Xenical in treating overweight patients with type 2 diabetes led to label changes in the European Union and approval of the medicine for type 2 diabetes in Canada and Australia.

Roche Consumer Health – slight downturn in sales

In 2002 sales of non-prescription medicines by Roche Consumer Health (RCH), the Group's OTC business, declined 2% in local currencies and 7% in Swiss francs to 1,552 million Swiss francs. Weak US sales of Aleve and Latin America's currency problems, particularly the devaluation of the Argentinean peso, were two factors hampering growth last year. Sales of Aleve in the United States, where the brand is marketed through a joint venture with Bayer, were down 11% from 2001. Despite price adjustments in Latin America, Roche was unable to offset the effects of the region's falling currencies. Sales in all other markets, which account for 85% of the business, grew at a rate of 3%. As a result of these factors and the strength of the Swiss franc, operating profit declined 14% to 244 million Swiss francs, and EBITDA decreased 17% to 288 million Swiss francs. Roche Consumer Health's key brands posted good growth. The only exception was Redoxon, which generates over half of its sales in Latin America.

Research and development – substantial number of new products expected

Roche is pursuing a groundbreaking innovation strategy in which a constellation of partnerships and strategic alliances play a key role. Apart from Roche's own powerful in-house research organisation, the Pharmaceuticals Division's R&D network also includes Genentech and Chugai, which operate as largely independent research satellites. In addition, Roche has opt-in rights to the programmes of external development organisations it has created, such as BioXell, set up in 2002, and Basilea Pharmaceutica. This is a further source of promising compounds for the pipeline. In 2002 Roche also concluded 25 licensing agreements. Roche is pursuing 135 research projects (figure as of 31 January 2003). 12 new molecular entities (NMEs) entered preclinical development in 2002, and 7 entered phase I clinical testing. The Pharmaceuticals Division currently has 65 NMEs in its development pipeline. This includes option agreements with other companies (9), potential new medicines from Genentech (6) and Chugai

projects (10). Roche has the right to license-in any projects for which Chugai seeks a partner outside Japan and South Korea. The sharp rise in NMEs compared with 2001 is a result of structural adjustments in the pharmaceutical R&D organisation. Over the last two years the number of projects in phase II development has increased significantly.

Diagnostics Division

Market leadership extended

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales	7,239	+5	+11	
Diabetes Care	2,511	+8	+14	
Near Patient Testing	590	0	+5	
Centralized Diagnostics	2,587	+2	+8	
Molecular Diagnostics	977	+11	+19	
Applied Science	574	+1	+7	
EBITDA	1,984	+8	+15	27.4
Operating profit	1,131	+14	+22	15.6
Research and development	676	+8	+12	9.3
Employees	17,068	+4		

Sales by the Diagnostics Division in 2002 totalled 7,239 million Swiss francs, a year-on-year increase of 11% in local currencies and 5% in Swiss francs. Once again, sales grew faster than the market in each of the division's business areas. Continued above-average gains by Diabetes Care and Molecular Diagnostics reflect the innovative strength and focused market development activities of these two business areas. In 2002 Roche Diagnostics further strengthened its position as the world's leading in-vitro diagnostics company, expanding its global market share to 19%, compared with 18% in 2001. Divisional profitability also increased. Operating profit rose by 14% to 1,131 million Swiss francs, while EBITDA advanced by 8% to 1,984 million Swiss francs. The division's operating profit and EBITDA margins were 15.6% and 27.4%, respectively, an increase of 1.2 and 0.8 percentage points. Increased expenditure, particularly for research and development and licensing activities, was more than offset by strong sales growth.

Strong growth in all business areas

In 2002 sales grew ahead of the market in each of the five regions served by the division. Continued growth in North America was driven mainly by the diabetes monitoring business, molecular diagnostics products and the Elecsys immunochemistry product line. In Europe the dynamic growth seen in 2001 continued, with important contributions resulting from increased harmonisation of analytical platforms and reagents for clinical laboratories. The double-digit gains recorded in the two biggest regions were surpassed, once again, in Japan and the Asia–Pacific region. Sales in Iberia/Latin America suffered as a result of the continuing economic crisis in Latin America.

Diabetes Care – sustained dynamic growth

Thanks to the continued success of the Accu-Chek product line, Roche Diabetes Care further extended its lead in the blood glucose monitoring segment, posting local currency growth of 14%. Once again, the Accu-Chek Advantage glucose meter was one of the main growth drivers. Successful launches in Europe and Japan continued the global roll-out of Accu-Chek Compact, the first glucose meter featuring integrated test strips and automatic checks of strip integrity. Global roll-out of Accu-Chek Active, an extremely lightweight, user-friendly glucose meter that provides test results in seconds, was successfully completed. The second quarter of 2002 saw FDA approval of Accu-Chek Pocket Compass, software designed for personal digital assistants that enables data to be downloaded directly from a blood glucose meter. Accu-Chek Monitor, a continuous blood glucose monitoring system, marks a major milestone towards the development of an artificial pancreas for use by diabetes patients, one of Roche's long-term goals. At the beginning of February 2003 Roche announced its intention to acquire medical device maker Disetronic, the world's second-largest producer of insulin pumps. This will enable Roche to offer comprehensive diabetes management solutions, from blood glucose meters for self-monitoring to sophisticated, programmable insulin pumps that allow patients to continuously administer insulin doses according to their individual needs. The acquisition is subject to approval by an extraordinary meeting of Disetronic's shareholder and by competition regulators.

Near Patient Testing – the leading supplier of blood coagulation meters

Sales by Roche Near Patient Testing, which supplies products and services for doctors' offices, ambulances and intensive care units, were up 5% in local currencies, again confirming this business area's market leadership. Eight years' continuous market development have made Roche Near Patient Testing the leading supplier in the blood coagulation monitoring segment. The trend towards self-monitoring of coagulation status by patients continued, resulting in substantial sales and market share growth for the CoaguChek product line in 2002. Roche Diagnostics' technological leadership in this area will be further underscored by the launch of a new, improved test strip, scheduled for 2003. Sales by the Hospital Point of Care unit, which supplies rapid diagnostic products for emergency rooms and intensive care units, grew almost twice as fast as the market. This good performance was driven primarily by sales of cardiac assays and of OMNI C, a new analyser that measures 10 of the most important critical care parameters.

Centralized Diagnostics – well ahead of market growth

Sales by Roche Centralized Diagnostics, the leading supplier of integrated analytical systems for hospitals and high-volume laboratories, advanced 8% in local currencies, outpacing the market by a substantial margin. The increase was driven primarily by the Elecsys (immunochemistry) and Integra (clinical chemistry) product lines and by the hematology products Roche markets in North America and a number of European and Asian countries for its Japanese partner Sysmex. Roche's presence in this

segment has been further strengthened by the global roll-out of MODULAR Analytics SWA, the first commercially available serum work area to combine high-throughput clinical chemistry and immunoassay testing on a single platform, which can be configured to individual laboratories' needs. The year also saw the successful launch of Elecsys proBNP, the first commercial, fully-automated test for diagnosing heart failure and monitoring patients' responses to treatment. Thanks to proBNP, heart failure can now be detected at an early stage and treatment significantly improved. Roche has lodged an appeal against the judgement issued in the Igen lawsuit in April 2002 by a lower court in the United States. At the same time Roche and Igen are in discussions with the aim of establishing a successful basis for future cooperation that will benefit both parties.

Molecular Diagnostics – continuing strong demand for PCR-based tests

Roche Molecular Diagnostics, the market leader in its field, posted a 19% sales increase in local currencies, again outpacing the market by a substantial margin. RMD's AmpliScreen tests for screening donated blood and blood products and its tests for hepatitis B and C and sexually transmitted diseases delivered especially robust growth. Following successful launches in a number of markets, the highly sensitive Amplicor HIV-1 Monitor was cleared in the United States in mid-2002 for use in monitoring patients' responses to AIDS therapy. In December 2002 the FDA also granted regulatory clearance for the Cobas AmpliScreen System, further strengthening Roche's position in the blood screening sector, and for Roche's PCR-based hepatitis C and HIV tests designed for use with the system. Roche tests are already used to screen all donor blood in Japan, the Netherlands and the United Kingdom. A broad portfolio of human papillomavirus (HPV) patents acquired from the Institut Pasteur has given Roche Diagnostics a solid basis for developing and marketing products for the early detection of HPV infection. In January 2003 Roche Diagnostics and Affymetrix signed an agreement that grants Roche non-exclusive rights to Affymetrix' array and instrument technologies for up to 18 years. Access to Affymetrix' GeneChip technology will allow Roche to develop specific laboratory tests and other diagnostic products for a wide range of diseases. Roche is convinced that the synergies between the GeneChip platform and its own PCR technology will establish new standards in genetic testing, making it possible to tailor therapies to individual patients' profiles.

Applied Science – brisk LightCycler sales growth continues

Roche Applied Science, which makes reagents and high-tech systems for scientific and industrial research, recorded sales growth of 7% in local currencies and maintained its position in last year's particularly challenging biotech business environment. This strong performance was driven by sales of the MagNa Pure LC and LightCycler PCR workflow system used primarily in genetics research and gene-based diagnostics. In 2002 Applied Science was again successful in its efforts to expand into new markets. The Rapid Translation System (RTS) is the world's first commercial system for cell-free protein expression. Roche Diagnostics further extended the RTS product range in 2002 with the launch of the RTS ProteoMaster, a highly versatile system for a wide range of applications in proteomics.

Vitamins and Fine Chemicals – exit completed

After swiftly completing preparations, announced last spring, to divest the Vitamins and Fine Chemicals Division, Roche decided in August to sell the division to the Netherlands-based DSM group. As announced on 10 February 2003, the two companies have signed a contract for the sale. Roche and DSM expect to close the transaction in the first half of 2003, once it has been approved by the antitrust authorities. Branded vitamin products such as Supradyn, Berocca and Redoxon will continue to be marketed by Roche Consumer Health, the non-prescription medicines business, and are therefore not part of this transaction.

The Vitamins and Fine Chemicals Division recorded sales of approximately 3.4 billion Swiss francs in 2002. Compared with the previous year, this was equivalent to an increase of 1% in local currencies and a decline of 4% in Swiss francs. Although last year's anticipated market upturn has yet to occur, sales growth in local currencies increased in the second half of 2002. Operating profit – before charges for the vitamin case and before impairment of the division's net assets – declined by 123 million Swiss francs, and EBITDA was down by 115 million Swiss francs. The division's operating and EBITDA margins were thus 6.6% and 13.6%, respectively. Among the factors contributing to this weaker performance were the unfavourable exchange rate of the US dollar relative to the Swiss franc, restructuring and other one-time costs and lower prices for some products. The volume of products sold by the division rose by a substantial 7%, with especially strong gains recorded for new products.

You will find the media release including all tables in English under the following URL:
http://www.roche.com/med-corp-detail-2003?id=944&media-language=e

Roche's 2002 Annual Report and the presentations for the media conference will be available at http://www.roche.com from 7:00 am CET and 10:00 am CET, respectively. The media conference in Basel will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2003

1 April Annual General Meeting

10 April (tentative) First Quarter sales

23 July (tentative) First Half results

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors;

(2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 24 February 2003

European Price Announced for AIDS Drug Fuzeon

Fuzeon to be available under special pre-licence sales programmes at commercial price level

Roche today announced that they will make the investigational HIV drug Fuzeon (enfuvirtide, formerly known as T-20) available at a daily treatment price of 52.- Euros to EU countries that elect to undertake a pre-licence special access programme before approval is granted. The initiation of special license sales programmes will ensure that supplies of Fuzeon are made available as soon as possible for patients living in the shadow of multi-drug resistance.

Fuzeon is currently being reviewed by the European CPMP for licence approval. Special access programmes are expected to begin in the near future as more drug becomes available and these programmes will complement Early Access Programmes which are already ongoing as part of the clinical studies in a number of EU countries.

"This price reflects the structural complexity of Fuzeon and its highly sophisticated manufacturing process," said William M. Burns, Head of Roche Pharmaceuticals. "Fuzeon is the most clinically advanced agent of the fusion inhibitors, a completely new class of drugs. With its unique mechanism of action, Fuzeon represents the first significant breakthrough in HIV therapy since 1996."

Roche has pledged that this special access programme price will be close to the future commercial price. However on a country level, local retail prices will vary according to local conditions such as trade margins and taxes. In the US, pending approval of Fuzeon by the FDA, the price will be communicated at launch. Submissions for marketing authorisations for Fuzeon have been submitted in the European Union, Australia, Canada, Switzerland and the US.